Exhibit 12.1

Sanders Morris Harris Group Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	For the Nine Months Ended September 30, 2008	For the Year Ended December 31,
		2007	2006	2005	2004	2003
Computation of Earnings:
Income from continuing operations before equity in income of limited partnerships, minority interests, and income taxes	$14,089	$20,113	$20,904	$13,446	$18,579	$13,933
Add: Fixed charges	2,279	2,330	3,037	2,246	1,558	1,283
Less: Minority interests in net income of consolidated companies that have not incurred fixed charges	(7,011)	(15,837)	(6,708)	(4,575)	(4,176)	(1,028)

Total earnings for computation	$9,357	$6,606	$17,233	$11,117	$15,961	$14,188

Computation of Fixed Charges:
Interest expense	$400	$35	$804	$402	$37	$6
Portion of rental expense deemed representative of interest*	1,879	2,295	2,233	1,844	1,521	1,278

Total fixed charges	$2,279	$2,330	$3,037	$2,246	$1,558	$1,284

Ratio of Earnings to Fixed Charges	4.11	2.84	5.67	4.95	10.24	11.05

*	All of Sanders Morris Harris Group Inc.’s leases are operating; none are capitalized.

The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).